April 14, 2006
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention: Daniel Lee
Assistant Director

Re:	Synchronoss Technologies, Inc. Amendment No. 1 to Registration Statement on Form S-1 filed February 28, 2006 File No. 333-132080
Dear Mr. Lee:
Synchronoss Technologies, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five (5) years.
On behalf of the Company, this letter responds to the comments set forth in the letter to the Company dated March 27, 2006 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, the Company has repeated and numbered the comments from the March 27, 2006 letter in italicized print, and the Company’s responses are provided below each comment.
1.	We will process this filing and your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

RESPONSE TO COMMENT 1:

April 14, 2006
     The offering price range, and as a result all related pricing information, including the number of shares to be sold, have yet to be determined by the Company and the underwriters. The Company will file another pre-effective amendment which will include such information as soon as such determination has been made, and understands that such amendment may raise additional comments.
2.	Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

RESPONSE TO COMMENT 2:
     Enclosed with this letter is a binder of the documents including the artwork that the Company intends to use in the prospectus. The Registration Statement has also been revised to include such artwork.
3.	Please provide us support for your statement, in this summary and elsewhere in the prospectus, that you are “a leading global provider of e-commerce transaction management solutions to the communications services marketplace.” Additionally expand your disclosure to state concisely the basis on which the leadership claim is made. In your response tell us how you compare to your competitors in quantitative or qualitative terms and consider appropriate disclosure in this respect.

RESPONSE TO COMMENT 3:
     The Company is a leading provider of e-commerce transaction management solutions to the communications services marketplace because it is generally the only provider of such solutions to communication service providers that are leaders in their respective industry segments. For example, the Company provides its solutions to customers that serve more than 57% of the U.S. cable market according to a report by Kyle McSlarrow, President and Chief Executive Officer of the National Cable and Telecommunications Association. The Company’s customers also serve more than 76% of the U.S. VoIP market, as reported by Infonetics Research. In addition, the Company’s status as a leading provider of e-commerce transaction management solutions to the communications services marketplace is supported by a report by Bear Stearns, which states the following about the market leadership in e-commerce sales of Cingular Wireless, a customer to which the Company is the only provider of e-commerce transaction management solutions:
“Cingular and the Former AT&T Wireless Dominate Online Adds
Historically, AT&T Wireless has dominated other carrierrs with its focus on using the Web for adding customers. Cingular began to gain traction in mid-2004, and we expect it will continue its ramp up on Internet sales as it integrates the AT&T Wireless property”

April 14, 2006
Copies of the reports referenced above have been provided in the binder enclosed with the Company’s response letter.
In response to the Staff’s comment, the Company has expanded its disclosure in the prospectus summary and elsewhere to state concisely the basis on which its leadership claim is made. In addition, to the extent that the Company had previously referred to itself as a leading “global” provider of transaction management solutions, the Company has removed those references.
4.	We note your list of CSP customers here and elsewhere in your prospectus. Please disclose the criteria you used to determine which of your customers were to be disclosed in the prospectus. Further, please explain why the list of customers in your registration statement is slightly different from the list of customers on your Web site, which includes DNA Communications as a customer.

RESPONSE TO COMMENT 4:
     Each customer listed in the summary was chosen because it was one of the Company’s larger customers in terms of the dollar value of revenues generated (although no minimum dollar threshold was used to determine which CSP customers would be included in the summary and elsewhere), or because it is representative of the type of customer that is expected to generate significant revenues going forward. In addition, the listed CSP customers are intended to serve as representative customers of the different types of CSPs that the Company is currently serving. Some of the CSP customers listed on the Company’s website, including DNA Communications, were outside of the criteria described above, and were thus not included in the prospectus despite the importance of such customers to the Company.
5.	Please provide us support for your statement that you have grown at a compound annual growth rate of 76 percent from 2001 to 2005.

RESPONSE TO COMMENT 5:
     Revenue grew at a compound annual rate of 76% from the year ended December 31, 2001 through December 31, 2005. Revenues as reported (in thousands) were $5,621, $8,185, $16,550, $27,191, and $54,218 for the years ended December 31, 2001, 2002, 2003, 2004 and 2005, which computes to a compound annual growth rate of approximately 76.23%. The Company uses a compound annual growth rate formula to calculate its compound annual growth rate for the periods 2001 through 2005. The formula we used is as follows: (($54,218/$5,621)^(1/4)) -1 = 76.23%.
6.	We note that your use of terms such as “physical and service layer,” “service creation bundles,” “cost displacement,” and “on-demand service creation.” Please keep in mind our plain English principles regarding the use of industry jargon and terms unfamiliar to the average investor. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

April 14, 2006
RESPONSE TO COMMENT 6:
     The Company notes the Staff’s comment. The Company has reviewed the plain English principles and has revised the Registration Statement to eliminate as many industry terms as possible.
7.	You state at the bottom of page 6 that your current customers operate in North America, but that you “intend to utilize [y]our extensive experience and expertise to penetrate new geographic markets.” Please clarify here and elsewhere, as appropriate, how you have such experience and expertise in penetrating new geographic markets when it appears that the operations of you and your customers have been limited to North America.

RESPONSE TO COMMENT 7:

The Company has revised the disclosure to respond to the Staff’s comment.

Risk Factors

We have Substantial Customer Concentration...,page 11
8.	In light of the substantial nature of your relationship with Cingular Wireless, please briefly highlight the character of this relationship and the related risks in your prospectus summary.

RESPONSE TO COMMENT 8:
     In response to the Staff’s comment, the Company has revised the Prospectus Summary to disclose the character of the Company’s relationship with Cingular Wireless and the fact that Cingular Wireless accounts for a substantial portion of the Company’s revenues.
     A Slow Down in Market Acceptance and Government Regulation..., page 11
9.	The significance of VoIP providers to your business should be clarified and quantified as a percentage of revenue.

RESPONSE TO COMMENT 9:
     The Company began serving VoIP customers in 2004. Currently, Vonage Holdings, Cablevision Systems and Level 3 Communications are the Company’s only VoIP customers. Based on the success of the VoIP market, the Company intends to refocus some of its attention to target VoIP providers with the intent of securing a significant percentage of the growing VoIP market. VoIP customers attributed approximately 16.3% or $8.8 million to the Company’s total revenues in 2005 and 1.9% or $0.5 million in 2004.
     The Success of Our Business Depends on the Continued Growth..., page 12

April 14, 2006
10.	This risk factor appears to discuss the following three separate and distinct risks: the impact on the Internet from security, reliability and other infrastructure concerns; the impact on your business as a result of fraudulent transactions; and the impact to your reputation from compromises to your privacy safeguards. For purposes of clarity, please discuss each risk separately.

RESPONSE TO COMMENT 10:
     In response to the Staff’s comment, the Company has revised the Registration Statement to discuss the Risk Factor cited by the Staff as three separate risk factors.
11.	Please elaborate on why you “may be forced to share some of that risk with [y]our CSP customers.”

RESPONSE TO COMMENT 11:
     As indicated in the risk factor, the Company does not currently bear the risk of a fraudulent credit card transaction. However, to the extent that technology upgrades or other expenditures are required to prevent credit card fraud and identity theft, the Company may be required to bear the costs associated with such expenditures. In addition, to the extent that credit card fraud and/or identity theft cause a decline in the number of business transactions over the Internet generally, both the business of the CSP and the Company’s business would be adversely affected. The risk factor has been revised to clarify these concepts.
     If the Wireless Services Industry Experiences a Decline in Subscribers..., page 12
12.	Please quantify the significance in terms of percentage of revenue of the wireless services industry for your business. Please also clarify whether your last statement in this risk factor that the reduction in potential transactions “is compounded by improved wireless industry churn rates” refers to decreasing churn rates that would translate into less churn-related transactions for you to process. We note elsewhere in your disclosure such as on page 29 that you have experienced increase demand for your services because of competitive churn, among other things. Please reconcile.

RESPONSE TO COMMENT 12:
     In 2005, 80% of the Company’s revenues were generated by services performed for customers in the wireless services industry. In 2004, 84% of the Company’s revenues were generated by services performed for customers in the wireless services industry. The Registration Statement has been revised to reflect this information. The statement in this risk factor referenced above refers to decreasing churn rates that would translate into less churn-related transactions for the Company to process. The Company has revised the Risk Factor to clarify this point. However, despite the fact that churn rates are decreasing, customer churn, at any level, is one of the factors that causes increased demand for the Company’s services.

April 14, 2006
13.	With respect to any third-party statements in your prospectus such as the market information by the Telephone Industry Association presented here, please provide us with support for such statements. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, tell us whether the source of each statistic is publicly available without cost or at a nominal expense.

RESPONSE TO COMMENT 13:
     The enclosed binder mentioned in the response to Comment 2 above also includes copies of the documents on which the Company is relying. The documents contained in the binder have been marked to indicate the location of the relevant information, as well as the source for each. The Company has also indicated whether the sources are publicly available without cost or at a nominal expense.
     The Consolidation in the Communications Industry.... page 13
14.	Please discuss any actual material impact on your business resulting from the current consolidation and formation of alliances in the telecommunications industry.

RESPONSE TO COMMENT 14:
     The Company has been fortunate in that recent consolidations and alliances within the telecommunications industry have not impacted its business negatively to this point. Rather, the recent combination of AT&T and Cingular Wireless brought about a positive material impact on the Company’s business in that the combined entity continued to implement the Company’s products and services. Should one of the Company’s significant customers consolidate or enter into an alliance with an entity and decide to either use a different service provider or to manage their transactions internally, this could have a negative material impact on the Company’s business. Further, combinations and alliances could potentially have the effect of reducing the Company’s potential customer base. The Company has revised the Risk Factor in response to the Staff’s comments.
If We Fail to Compete Successfully With Existing or New Competitors..., page 13
15.	In light of your substantial dependences on Cingular Wireless as a customer, please specifically address any risks posed by competitors or in-house solutions with respect to your relationship with Cingular Wireless.

RESPONSE TO COMMENT 15:
     The Company has revised the disclosure to respond to the Staff’s comment.
     Our Reliance on Third-Party Providers for Communications Software... page 15

April 14, 2006
16.	Please advise us whether you are substantially dependent on any vendors to provide your services pursuant to Item. 601(b)(10)(ii)(B) of Regulation S-K. We note your disclosure on page 54 stating that you have partnered with a tier one service provider for your network services. Further, please disclose the percentage of revenue represented by exception handling services and the share of such revenue performed by third parties. Please provide materially complete disclosure regarding your relationship with third party providers in your business discussion.

RESPONSE TO COMMENT 16:
     The Company is not substantially dependent on any vendors to provide its services pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. The Company has also revised the disclosure on page 55 of the Registration Statement to indicate that the Company uses, as opposed to partners with, a tier one service provider for the Company’s network services. In addition, because the Company does not differentiate between the pricing of a transaction that makes use of exception handling services and one that does not, the Company is not able to disclose the percentage of revenue performed by third parties. The Company has also included additional disclosure in the Business discussion regarding its relationship with third-party providers of exception handling and networking services.
     We may Seek to Acquire Companies or Technologies..., page 16
17.	We note your disclosure on page 25 that you “currently have no agreements or commitments for any specific acquisitions at [the present] time.” Please clarify whether you presently have any plans, proposals or arrangements to acquire companies or technologies. If so, please disclose by including materially complete descriptions of the future acquisitions you plan to undertake. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise.

RESPONSE TO COMMENT 17:
     The Company does not presently have any plans, proposals or arrangements, written or otherwise, to acquire companies or technologies. The Company has revised the disclosure to respond to the Staff’s comment.
     Use of Proceeds, page 25
18.	Please discuss in greater detail your planned use of proceeds to “finance [y]our growth, develop new products and fund capital expenditures.” For example, please discuss how the proceeds are to be used primarily in financing growth or to develop new products. Please address what capital expenditures you expect to fund with your proceeds from the offering. We also note that you are constructing a second data center facility to be completed in the first half 2006.

April 14, 2006
RESPONSE TO COMMENT 18:
     The Company notes the Staff’s comment but respectfully submits that it does not have a definitive plan for how the net proceeds will be allocated. Rather, management will have discretion to allocate the proceeds for general purposes to the extent management believes such purposes would be in the Company’s best interests.
     Management’s Discussion and Analysis of Financial Condition and Results of Operations
     Overview, page 30
19.	Please briefly discuss in your overview section that you derive the remainder of your revenue from subscription and professional service arrangements.

RESPONSE TO COMMENT 19:
     The Company has revised the disclosure to respond to the Staff’s comment.
     Current Trends Affecting Our Results of Operations, page 31
20.	We note disclosure in your prospectus regarding facility expansion, prospective capital expenditures and expansion of sales and marketing efforts internationally. To the extent material, please discuss and, if possible, quantify the expected effects of these trends, demands or commitments on your results of operations.

RESPONSE TO COMMENT 20:
     While the Company is in the process of facility expansion as outlined in the Business discussion, the second data center facility will be used for back-up disaster recovery purposes only and will not have a material effect on the results of operations. Also, the Company has only preliminary plans with respect to other prospective capital expenditures and international sales and marketing expenditures. As such, the Company is unable to discuss the expected effects of those initiatives on the Company’s results of operations.
21.	You reference the utilization of offshore resources as an opportunity to improve your operating efficiencies. We further note that exception handling is currently outsourced. Please advise if you currently outsource other aspects of your business. If so, it appears disclosure regarding such other outsourcing should be provided in your management’s discussion and analysis as well as your business discussion.

RESPONSE TO COMMENT 21:
     Currently, the only aspect of the Company’s business that is outsourced, other than the Company’s payroll, is exception handling. When the Company engages offshore resources to supplement its staff, the Company typically engages the services of Omniglobe International, a related party, as noted in the Registration Statement, or other service providers such as Help

April 14, 2006
Desk Now, which is located in Canada. The Company’s outsourced exception handlers are typically lower-level skilled positions who work on an hourly basis ranging from $7.00 to $20.00 per hour, depending on the level of complexity. The Company does not believe that additional disclosure regarding outsourcing is required in its MD&A or its Business discussion.
     Critical Accounting Policies and Estimates
     Stock-Based Compensation, page 34
22.	You refer to the use of an independent valuation specialist firm to determine the fair market value of your common stock. When a reference to an independent appraisal or valuation is included in a Securities Act registration statement, you should also disclose the name of the expert and include the expert’s consent with the filing. Refer to Rule 436(b) of Regulation C. Alternatively, you may remove this reference.

RESPONSE TO COMMENT 22:
     In response to the Staff’s comment, the Company has removed references to the independent appraisal and revised the Registration Statement.
23.	We note that you utilized various assumptions under the income and market approaches and the PWER method. Please tell us more about these assumptions and quantify each of the significant assumptions for each of the three valuation periods. Explain your basis for each assumption made. As part of your response, discuss any changes in the assumptions between periods and explain how the change in assumption affected the valuation.

RESPONSE TO COMMENT 23:
     The key assumptions used for both the income and market approaches, as well as the PWER allocation method, are supplementally summarized below for each valuation period. The Company has modified its disclosures in areas of the document where it felt additional disclosures would aid the shareholders’ understanding of key assumptions used by the Company.
     Income Approach Key Assumptions:
Expected annual growth rate — For each valuation period, the Company estimated its expected annual growth over the next five years based on the information that was available at each valuation period. The Company’s pre-tax growth varied by year by valuation period but was approximately 16% for 2006, 19% for 2007, 20% for 2008, 21% for 2009 and 22% for 2010. The increases in growth rates were consistent with the Company’s business plans at the time and were revised each valuation period to adjust for significant changes in the Company’s business.
Discount rate — The Company used a 19% discount rate for the April valuation period and decreased the discount to 18% for the July and October valuations. The discount

April 14, 2006
rate considers the weighted average cost of capital at each valuation date, and the decrease in the discount period in July reflects a reduced risk profile for the Company based on the signing of the Vonage account and other new business for the Company.
Market Approach Key Assumptions: Under the market approach, the Company was compared to a peer group and an estimated enterprise value was developed based on multiples of revenues and earnings (EBITDA) from companies in that peer group.
Revenues — Based on an analysis of peer companies, the Company determined that the average revenue multiple was 2.2 times revenues. This multiple was used each valuation period to estimate enterprise value, and the Company’s forecasted revenue for the full year 2005 was updated each valuation period.
EBITDA - Based on an analysis of peer companies, the Company determined that the average multiple was 21.6 times EBITDA for the first two valuation periods and 19.8 times EBITDA for the October valuation period. The Company’s forecasted earnings for the full year 2005 were updated each valuation period.
     Finally, with regard to weighing the conclusions rendered by the income and market enterprise valuation approaches, the Company considered the quality and the reliability of the data underlying each indication of value. The Company believed the income approach was the most reliable indication of value and, therefore, the Company placed the greatest emphasis on this approach to arrive at the total equity value. For all three valuation periods, the Company weighted the income approach at 80% and the market value approach at 20% to arrive at the total enterprise value.
Probability-Weighted Expected Returns method Key Assumptions: Once the Company’s enterprise value was established, it used the PWER method to allocate the value to the different classes of equity. In general, the higher the probability assessment that the Company would become a public registrant, the greater the value ascribed to the Company’s common stock. The Company’s probability estimate of becoming a public company was 25%, 60% and 75% for each valuation period, respectively. The Company changed its probability assessment for each valuation period based on the Company’s progress in its preparation for its initial public offering. Additional disclosures are reflected in the Company’s Registration Statement to describe changes in these key assumptions.
24.	Please provide a more robust explanation of the reasons for the significant increases in the fair value of the underlying common stock. In this regard, we note that there were material increases in the fair values between April and July and July and October but noted that the increases in revenue and income did not necessarily support the increases in fair value. For example, the fair value of the underlying common stock increased over

April 14, 2006
230 percent from April to July yet your income from operations and total revenue increased approximately 20 percent. As part of your response, please explain the impact any material changes in your assumptions had on the fair value of the underlying stock.

RESPONSE TO COMMENT 24:
     As noted in the Company’s supplemental response to comment number 23, one of the key drivers that resulted in an increase to the value of the Company’s common stock was a change in its probability assessment of becoming a public company vs. staying a private company. The Company’s probability assessment increased from 25% in April to 60% as of July, which resulted in the largest increase in the fair value of the Company’s underlying stock. In addition, the change in the Company’s probability estimate from 60% in July to 75% in October resulted in additional enterprise value allocated to the Company’s common shares. These factors, when compared to the increases in enterprise value associated with the Company’s increased revenue projections were the main drivers behind the Company’s increase in the fair value of its underlying stock. The Company has modified its disclosures to address the changes in these assumptions.
25.	Please provide us with a summary of the options or shares you have granted subsequent to December 31, 2005 through the date of your response. Include the number of options or shares granted, the exercise price and the fair value of the underlying common stock.

RESPONSE TO COMMENT 25:
     On February 10, 2006, the Company’s Board of Directors approved the issuance of 203,500 options to employees and to members of the Board of Directors for services rendered. Of this amount, 103,500 incentive stock options were issued to employees and 100,000 non-qualified stock options were issued to members of the Board of Directors for services rendered. The exercise price of all stock options granted on February 10, 2006 was $8.98 per share. On April 3, 2006, the Company’s Compensation Committee approved the issuance of 851,000 options to employees for services rendered. Of this amount, 204,755 options were incentive stock options issued to employees and 646,245 options were non-qualified stock options issued to employees. The exercise price of each stock option granted on April 3, 2006 was $8.98 per share. Also on April 3, 2006, the Company’s Compensation Committee approved a restricted stock grant of 75,000 shares. The fair market value of such restricted stock was determined to be $8.98 per share. Finally, one of the Company’s directors purchased 111,359 shares of common stock on March 10, 2006 at a purchase price of $8.98 per share. The Company intends to update the disclosure in the Registration Statement to reflect these additional option grants and stock issuances in a subsequent amendment. The value of the stock price as of these dates of grant is deemed to be consistent with the valuation determined at year end which was estimated to be $8.98 per share.
26.	Revise to include the disclosures in paragraph 180 of the Practice Aid.

RESPONSE TO COMMENT 26:
     The Company has read paragraph 180 of the Practice Aid, and once the IPO price has been determined, the Company will amend the Registration Statement to include the following

April 14, 2006
discussion with the appropriate values calculated for options outstanding, vested and non-vested as of the latest balance sheet date:
     “Based on an expected IPO price of $___, the intrinsic value of the options outstanding at [March 31, 2006], was $___, of which $___related to vested options and $___related to unvested options.
     Determining the fair value of our stock requires making complex and subjective judgments. Our approach to valuation is based on a discounted future cash flow approach that uses our estimates of revenue, driven by assumed market growth rates, and estimated costs as well as appropriate discount rates. These estimates are consistent with the plans and estimates that the Company uses to manage the business. There is inherent uncertainty in making these estimates.
     Although it is reasonable to expect that the completion of the IPO will add value to the shares because they will have increased liquidity and marketability, the amount of additional value cannot be measured with either precision or certainty.”
27.	In addition, tell us your proposed offering price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for your stock.

RESPONSE TO COMMENT 27:
     The Company will provide a proposed offering price or range in a subsequent amendment to the Registration Statement once such a range has been determined, and in any event before circulation. The Company first began discussions of a possible IPO with several investment banks during the summer of 2005. During this time, several investment banks, including the representatives of the underwriters, made presentations to the Company and provided pitch books and sales materials that were intended to assist it in considering a possible IPO. Some of the materials included hypothetical valuations, or ranges of valuations, of the Company at indeterminate future points, based on various assumptions, the achievement of various milestones and other broad industry and market assumptions. These hypothetical valuation ranges were prepared early in the Company’s deliberations over whether to undertake an IPO, before any prospective underwriters had commenced a due diligence process, and were designed solely to assist the Company in determining how and whether to proceed with an IPO. The Company does not view these hypothetical valuations as meaningful contemporaneous or projected valuations of Company.
     The Company began the preparation for an IPO in September 2005. In December 2005, and before the initial filing of a registration statement for an offering, representatives of the underwriters met with the Company’s Board of Directors to provide preliminary indications of valuation based on market conditions at the time. In these presentations, the underwriters indicated that, on a preliminary basis, they were anticipating an initial price range of between $9.00 and $12.00 per share. This preliminary indication of an initial price range, however, was

April 14, 2006
based on then current market conditions, the Company’s capital structure at the time, the underwriters’ discussions with the Company and the due diligence performed to date. The proposed offering price or range will be based on market conditions at the time of such determination, the Company’s capital structure at that time, further discussions among the underwriters and the Company and completion of the underwriters’ due diligence process.
     Results of Operations
     2005 Compared to 2004
28.	To the extent material, please quantify the impact of each identified source for changes from period to period in line items of your financial statements. For example, you attribute the increase in your net revenues to the expansion of your customer base and to growth with your existing customers without specifying how much each factor contributed to the change. Please review your disclosure in light of this comment and revise as appropriate.

RESPONSE TO COMMENT 28:
     The Company has revised the disclosure to respond to the Staff’s comment.
     2004 Compared to 2003
     Revenue, page 38
29.	Please clarify what you mean by “transactions processed through [y]our Order Manager Gateway.” It does not appear that any prior disclosure has been made with respect to your Order Manager Gateway.

RESPONSE TO COMMENT 29:
     Because the Company has not referred to its Order Management Gateway throughout the document, the Company has modified its disclosure to remove this reference.
     Expenses, page 38
30.	We note your abbreviated representation of dollar amounts in certain statements such as "[r]esearch and development expense increased to $0.2” and your full representation of such dollar amounts elsewhere. For purposes of clarity, please represent your dollar amounts in a consistent manner.

RESPONSE TO COMMENT 30:
     The Company has revised the Registration Statement to respond to the Staff’s comment.

April 14, 2006
31.	Your cost of services from 2003 to 2004 increased $7.7 million. Your subsequent disclosure in the discussion, however, states that the exception handling costs increased $7.3 million and personnel and employee-related expense increased to $2.0 million suggesting an aggregate increase of $9.3 million in your cost of services. Please reconcile. Similar reconciliation appears necessary in your selling, general and administrative expense discussion.

RESPONSE TO COMMENT 31
     Please refer to page 38. The Company’s cost of services increased $10M from 2003 to 2004. Total cost of service expenses in 2004 was $17.7M. Of the $10M increase, $9.3M in expenses has been explained in the MD&A paragraph on page 38.
     Liquidity and Capital Resources, page 39
32.	Please briefly discuss the material covenants you are subject to under your revolving and equipment loans. Please also provide risk factor discussion regarding the fact that all of your assets serve as security for your revolving and equipment loans.

RESPONSE TO COMMENT 32:
     The Loan and Security Agreement requires the Company to meet one financial covenant that must be maintained as of the last day of each month: a quick ratio covenant of quick assets to current liabilities of at least 2.0 to 1.0. This calculation and a certification of compliance, along with the Company’s monthly financial statements, are reported to the bank on a monthly basis. The Company was in compliance with the covenant at December 31, 2004 and December 31, 2005. Borrowings are collateralized by all of the Company’s assets and the Company has revised the Registration Statement with this additional disclosure.
     Additionally, the Company has added a Risk Factor to the Registration Statement which discusses the fact that all of the Company’s assets serve as security for the revolving and equipment loans.
     Discussion of Cash Flows, page 40
33.	You disclose that the increase in cash used by operating activities is due to the addition of your exception handling centers in late 2003 and that these centers enhanced your service offering by attracting new customers. It is unclear to us why the addition of these handling centers resulted in increased operating cash outflows. Please tell us and revise your disclosures to clarify.

RESPONSE TO COMMENT 33:
     The Company has revised the disclosure to respond to the Staff’s comment.

April 14, 2006
     Business
     Demand Drivers for Our E-Commerce Transaction Management Solutions, page 46
34.	Please explain to us the significance of the In-Stat/MDR market data regarding the expected growth in the global wireless market when your current business and customers appear to be primarily situated in the United States. Please also clarify your subsequent market data as to whether such data pertains to the United States or otherwise.

RESPONSE TO COMMENT 34:
     The Company’s current customer-base is United States-centric. However, global data is useful as an indicator of the overall health of the market. Additionally, in the wireless segment, the United States market tends to lag behind other significant geographies such as Europe and Asia in trending. For example, mobile data expanded in these two markets in advance of the United States uptake. Finally, the Company’s growth strategy involves expansion into new geographic markets, and therefore growth in the global wireless market is significant to its business. In response to the Staff’s comment, the Company has revised the Registration Statement to clarify whether subsequent market data pertains to the United States or the global market.
35.	Please elaborate further on what mobile virtual network operators are. We also note your use of the terms “OSS and BSS Systems” on page 48. Please elaborate.

RESPONSE TO COMMENT 35:
     A Mobile Virtual Network Operator (MVNO) is a mobile operator that does not own its own spectrum and usually does not have its own network infrastructure. Instead, MVNOs have business arrangements with traditional mobile operators to buy minutes of use (MOU) for sale to their own customers. Two examples are VirginMobile and ESPN Mobile.
     OSS is short for operational support system, a generic term for a suite of programs that enable an enterprise to monitor, analyze and manage a network system. The term originally was applied to communications service providers, referring to a management system that controlled telephone and computer networks. The term has since been applied to the business world in general to mean a system that supports an organization’s network operations.
     BSS is short for business support system, a generic term for a suite of programs that manage the customer experience. Examples of BSS include applications addressing revenue management from rating to billing, product management including configuration and introduction of new products and bundles, customer loyalty programs, customer management including customer self-care, and fulfillment management.
     In response to the Staff’s comment, the Company has revised the Registration Statement to elaborate further on mobile virtual network operators and the terms OSS and BSS Systems.

April 14, 2006
     Our Strengths, page 47
36.	We note your disclosure on page 48 that you are “generally the exclusive provider of the services we offer to our customers and benefit from long-term contracts of 12 to 48 months.” We further note that your agreement with Cingular Wireless allows them to terminate at their convenience. Please advise us whether your other customer contracts generally provide for termination at their convenience. If so, please revise your disclosure to indicate the ability of your customers to terminate their arrangements with you at their convenience. We note similar disclosure in your customer discussion on page 53.

RESPONSE TO COMMENT 36:
     The Company has revised the disclosure to respond to the Staff’s comment.
37.	Please reconcile your disclosure that your “transaction management solution is tightly integrated into [y]our customers’ critical infrastructure and embedded into their workflows” with your subsequent discussion of your on-demand business model enabling you to deliver your service over the Internet. Your former disclosure suggests a level of customization and integration that does not appear readily available in an Internet on-demand service. Please explain.

RESPONSE TO COMMENT 37:
     ActivationNow® is a platform which is delivered to customers over the Internet as a service. It uses standard application program interfaces, business rules and workflows to enable rapid implementation with minimal configuration by customers. However, despite the relative ease with which a customer implements ActivationNow®, following implementation the platform manages the automated workflow and exception management associated with the customer’s e-commerce portal and back-end billing and provisioning systems. In other words, ActivationNow® is tightly integrated with a customer’s information technology infrastructure while at the same time being an on-demand service that does not require significant customization for customer implementation.
38.	Please provide us support for each award you have disclosed.

RESPONSE TO COMMENT 38:
     Enclosed with this letter is a binder which includes documentation to support the following awards:
•	New Jersey Technology Council 2005 Software/Information Technology Company of the Year

•	Named one of the 50 fastest growing companies in New Jersey in 2005 by NJBiz

April 14, 2006
•	Mr. Waldis named as the Ernst & Young Entrepreneur of the Year in 2004 in Pennsylvania
     Our Growth Strategy, page 49
39.	In your VoIP industry data discussion, please confirm whether voice-over broadband also refers to VoIP.

RESPONSE TO COMMENT 39:
     Voice-over-Broadband, or VoB, is a new service offering based on VoIP technology. The Company has revised the disclosure to respond to the Staff’s comment.
40.	Please elaborate on the basis for your strategy to capitalize on the international clientele and relationships of your systems integrator partners. Please expand your business discussion to detail the role systems integrators play in your business and disclose any material relationships with such systems integrators. Please further detail the international clientele of such systems integrators and how you plan to capitalize on their clientele.

RESPONSE TO COMMENT 40:
     The Company has removed the reference to capitalizing on the international clientele and relationship of the Company’s systems integrator partners.
     Customers, page 52
41.	We note your disclosure on page 11 that three customers accounted for between 94 percent and 98 percent of your revenues for each quarter in 2005. Please identify the other two customers that contributed significantly to your revenue.

RESPONSE TO COMMENT 41:
     The Company has revised the disclosure on page 11 and page 54 to respond to the Staff’s comment.
     Operations and Technology, page 53
42.	Please elaborate on how your Bethlehem data center constitutes best-in-class, who determines the best-in-class designation and the criteria for such designation.

RESPONSE TO COMMENT 42:
     In response to the Staff’s comment, the Company has removed the term “best-in-class” from the description of the Company’s data center facility. In using such term, the Company was attempting to convey that its data center facility is superior to other similar facilities due to (i) the

April 14, 2006
extensive security measures that the Company uses, (ii) the employment of various technologies, (iii) the maintenance of a constant power supply and (iv) the continuous availability of the Company’s technical staff members. The Company has revised the description of the data center facility to include these concepts.
43.	Please update your disclosure regarding for data recovery facility to provide an update on the status on its construction. We note that the facility is planned to be completed in the first half 2006.

RESPONSE TO COMMENT 43:
     The Company has revised the disclosure to respond to the Staff’s comment.
     Competition, page 55
44.	Please elaborate on what clearinghouse-type services are and how such services compete with your solutions.

RESPONSE TO COMMENT 44:
     The Company has revised the disclosure to respond to the Staff’s comment.
     Management
     Executive Compensation, page 63
45.	It appears that the relocation expenses paid to Mr. Garcia should be characterized as annual compensation under the salary, bonus or other annual compensation columns. Please see Item 402(b)(2)(iii) of Regulation S-K for additional guidance.

RESPONSE TO COMMENT 45:
     In response to the Staff’s comment, the Company has revised the Summary Compensation Table to reflect Mr. Garcia’s relocation expenses as “Other Annual Compensation.”
46.	We note that you have no existing trading market for your shares. With respect to calculating the “value of unexercised in-the-money options at fiscal year end,” please see Interpretation J.17 of our July 1997 manual of publicly available telephone interpretations. See also Section IX.C. of Release No. 34-32723. Pursuant to such interpretation, please either use the midpoint of your offering price range until your initial public offering price is determined or discuss in a footnote the valuation method and assumptions used in determining the fair market value of the options.

RESPONSE TO COMMENT 46:

April 14, 2006
     In response to the Staff’s comment, the Company has revised the Registration Statement to calculate the “value of unexercised in-the-money options at fiscal year end” using the midpoint of the initial public offering price range. Because neither the initial public offering price nor the offering price range has yet to be determined, the Company will file another pre-effective amendment which will include such values as soon as such determination has been made.
     Certain Relationships and Related Party Transactions
     Loans to Executive Officers, page 68
47.	Please clarify what “Largest Aggregate Indebtedness” refers to in your “Indebtedness as of 5/31/05.”

RESPONSE TO COMMENT 47:
     In response to the Staff’s comment, the Company has revised the Registration Statement to clarify “Indebtedness as of 5/31/05.”
48.	Please disclose when your officers and their family members invested in Omniglobe and whether any payments such as distributions or dividends have been paid by Omniglobe. Please also disclose the repurchase price to be paid by Rumson Hitters to each of your invested officers and family members. Please provide us a copy of your agreement(s) with Omniglobe for our review and advise us whether your invested officers and family members exercise control over Omniglobe greater than that provided by their proportional investments in Omniglobe.

RESPONSE TO COMMENT 48:
     The Company notes the Staff’s comment and has included this expanded disclosure in the Registration Statement. Enclosed with this letter is a binder of documents, including the Company’s agreements with Omniglobe as well as the Rumson Hitters, L.L.C. Limited Liability Company Agreement and the Omniglobe International, L.L.C. Limited Liability Company Agreement. The binder also includes a draft repurchase agreement to effect the repurchase discussed in the Registration Statement. No employee of the Company or family member of such employee has in the past exercised or currently exercises control over Omniglobe greater than that provided by such individual’s proportional indirect investment in Omniglobe.
     Vertek Corporation, page 70
49.	We note that in October 2000 you acquired certain tangible and intangible assets from Vertek Corporation in exchange for 2,000,000 shares of your preferred stock and 8,000,000 shares of your common stock. Please tell us how you accounted for this transaction. As part of your response, please tell us the value you attributed to the shares that were issued and how you determined that value. Also, explain to us how you valued

April 14, 2006
the assets and liabilities acquired. Clarify your ownership structure prior to the transaction.

RESPONSE TO COMMENT 49:
     The Company has considered the accounting guidance set forth in SAB 48, Transfers Of Non-monetary Assets By Promoters Or Shareholders. In this regard, the Company used carry over basis, or Vertek’s net book value of the assets and liabilities transferred to the Company as the basis for the amounts initially recorded in its financial statements. The Company has modified its disclosure for the spin-off to be clearer that carry over basis was used to record the assets and liabilities received and not fair value.
     The net carrying value of the assets and liabilities transferred was approximately $1.6 million which represented $2.1 million of assets and $0.5 million of liabilities at the time of the transfer. The Company allocated approximately $1.4 million of the net book value of the assets and liabilities received to the Series 1 Convertible Preferred Stock and approximately $.2 million to Common Stock and Additional Paid-In Capital. The allocation to the Series 1 and Common shares was based on a relative fair value allocation of the deemed fair value of each security. The majority of the value was ascribed to the Series 1 stockholders due to the preferences held by the Series 1 stockholders as compared to the common stockholders at the time of the transfer. Prior to the transfer, there were no other stockholders of the Company.
     Principal and Selling Stockholders, page 71
50.	Please advise us who the selling stockholders in the offering will be unless otherwise disclosed in your amendment.

RESPONSE TO COMMENT 50:
     The Company is in the process of determining which stockholders will sell shares in the offering and will file another pre-effective amendment which will detail the selling stockholders. At this time, the Company believes the stockholders listed below will be the selling stockholders; however, pursuant to Interpretation I.60 of the July 1997 Manual of Publicly Available Telephone Interpretations, the Company intends to aggregate the individuals owning less than one percent of the Company’s shares and disclose them on a group basis.

Individual with voting
and/or dispositive
power over
stockholder (if
Stockholder	applicable)
Thomas E. McCormick

Kent Mathy

RVG IV, L.P.	Kevin Reilly

RVG III, L.P.	Kevin Reilly

April 14, 2006

RVG Associates IV, L.P.	Kevin Reilly

VLG SynchronOSS Investors

Ascent Venture Partners III, L.P.	Geoffrey S. Oblak

The Narotam S. Grewal Trust u/t/a 12/12/96, Narotam S. Grewal, Trutee	Narotam S. Grewal

Ted Martin

BVCF IV, L.P.	Tom Dolson

Liberty Ventures I

Liberty Ventures II

Howard Nadel and Cynthia P. Nadel as JTWROS

Anthony A. Simonelli and Dianne K. Simonelli as JTWROS

Edward M. Hogan and Charlene J. Hogan as JTWROS

Ann Greene

Andrew N. Risko and Barbara Risko as JTWROS

Richard J. Waldis and Susan C. Waldis as JTWROS

Timothy M. Gallagher and Corrine Gallagher as JTWROS

Perry E. Johnson and Helen Johnson as JTWROS

Eric R. Berry and Robin Berry as JTWROS

Edward C. Berry and Frances E. Berry as JTWROS

Anthony Socci, Jr.

Joseph A. Graffeo

Anthony J. Socci and Dolores M. Socci as JTWROS

Steven L. Bock

Charles A. Bolton

Steven T. Buckingham

Frank A. Cieri

Richard J. Connaughton

Joseph R. Cumello

Pamela J. Delifer

April 14, 2006

James Gayton, Custodian for Christopher Gayton under MUTMA

James Gayton, Custodian for Jessica Gayton under MUTMA

Paul A. Heimbuch

Hugh Kelly

Christopher Koeneman

William J. Kramer

Edward D. Kutchin

Stephen Leed

Norman B. Meisner

Sidney Overbey

Tom Rauh

Harriet C. Robbins

John Rogers, Trustee of The John J. Rogers, Jr. Revocable Trust of 1999

Sheryl Schultz

Russell Stephens

Shannon Zollo

Paul Johnson

K Rosey Limited Family Partnership

Marvin L. Kocian

Gerry Mathy

Paul McCauley

Gary L. McGuirk

John M. Pratt

Matthew D. Roghair

Westport Equity Partners Corp.

Bloody Forland, LP	Tom Sharkey, Sr.

Christopher W. White

James Mortenson

George Navarro

Salmon Investment Co., LLC

Timothy Carney

Thomas Nold

Lucille G. Duprat

Waldis Family Partnership LP (over-allotment option only)	Stephen G. Waldis

April 14, 2006
51.	Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling stockholders that are entities. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

RESPONSE TO COMMENT 51:
     Please see the Company’s response to Comment 50 above. The individual(s) who exercise the voting and/or dispositive power with respect to the securities offered for resale by the selling stockholders have been identified to the extent currently known. The Company is currently soliciting this information from the selling stockholders and will inform the Staff upon receipt of such information.
     Description of Capital Stock
     Warrants, Page 74
52.	Please explain your reference to commitments to issue warrants. We note that you have filed as exhibits two warrants exercisable for an aggregate of 94,828 shares of preferred stock.

RESPONSE TO COMMENT 52:
     In response to the Staff’s comment, the Company has revised the Registration Statement to clarify that the only outstanding warrants are those for the purchase of 94,828 shares of preferred stock. There are no “commitments to issue” warrants.
     Underwriting, page 79
53.	Please disclose how the over-allotment option will be allocated among you and the other selling stockholders.

RESPONSE TO COMMENT 53:
     The Company has revised the disclosure to respond to the Staff’s comment.
     Industry and Market Data, page 83
54.	We note your disclosure regarding your belief that third party studies and publications and your own internal company research are reliable. You have provided industry and market data to assist investors in understanding your industry, business and potential market. As presented, this data receives fairly prominent discussion in your registration statement, such as in business. As you know, such data included in your registration

April 14, 2006
statement must be based on reasonable and sound assumptions. Notwithstanding your assertion regarding the reliability of such data, please revise to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data presented.

RESPONSE TO COMMENT 54:
     In response to the Staff’s comment, the Company has revised the Registration Statement to remove any implication that it is not responsible for assessing the reasonableness and soundness of the market data presented.
     Notes to Financial Statements
     Note 2. Summary of Significant Accounting Policies
     Revenue Recognition and Deferred Revenue, page F-7
55.	Disclosure regarding your transaction service arrangements indicates, in part, that transaction revenues may include billings to customers that reimburse you based on the number or individuals dedicated to processing transactions. Describe for us the material terms of these reimbursement provisions. As part of your response, clarify how the amount and timing of billings and revenue under these provisions is determined whether there are any conditions or performance obligations associated with these arrangements beyond providing specified numbers of individuals for processing.

RESPONSE TO COMMENT 55:
     In certain situations, the Company contracts with its clients to supply resources on an hourly basis at a specified hourly rate to process transactions. Typically, these are cases when customers want to introduce a new transaction type into the Company’s system and the transaction price has not been finalized. The Company suggests these types of arrangements to its customer, so that the Company has the adequate information needed to evaluate the process time required to complete the transaction and to determine the transaction price accordingly. These arrangements may occur when the Company’s customer introduces new devices into the consumer market and would like to activate those devices utilizing the ActivationNow® platform. These arrangements are usually short-term in nature (typically three months or less) and invoices are generated for the Company’s clients based on the number of individuals and hours worked. Invoices for an hourly billing arrangement are prepared on a monthly basis at the end of the month for services performed during the month, and are recognized as revenues in the same manner. Once transaction prices are agreed to, the Company bills its clients on a per transaction price prospectively. There are no conditions or performance obligations beyond providing transaction processing services.
56.	With respect to your arrangements that include guaranteed minimum volume transactions, tell us the time periods, e.g., monthly, quarterly, yearly, to which these

April 14, 2006
guaranteed minimums apply. Also, explain how you account for the guarantees over the life of the arrangements. To the extent that guarantee periods extend over multiple financial reporting periods, explain how the guarantees are considered in intervening reporting periods.

RESPONSE TO COMMENT 56:
     Some of the Company’s contracts have guaranteed minimum volume transaction from its customers. In these instances, if the customer’s total transaction volume for the period is less than the contractual amount, the Company records revenues based on the monthly or quarterly minimum guaranteed amount as provided by the customer’s contract. Only five, out of 35, active contracts have monthly or quarterly guaranteed minimum volume transaction requirements. For all periods presented, guaranteed minimums have not represented a material amount of our revenue.
     For example, the Cingular Gateway Order Management Contract requires a minimum of 300,000 transactions to be processed per calendar quarter. For the quarters ending March 31, 2005, June 30, 2005 and December 31, 2005, the average amount of transactions processed by the Company per quarter was 559,000 transactions. Each quarter, the number of transactions processed was greater than 300,000; therefore, Cingular was billed, and revenues were recognized, based upon the number of transactions processed during the period. The Company’s guarantee periods do not extend over multiple financial reporting periods and therefore there is no estimation involved in the Company’s revenue recognition for these types of contracts.
57.	You disclose that revenue from enterprise portal management services are recognized on a straight line over the life of the contract. Please tell us more about these enterprise portal management services. In this regard, we note that you do not appear to have discussed these services elsewhere in your filing.

RESPONSE TO COMMENT 57:
     The Company’s enterprise portal management services are primarily in support of the Company’s customer, MCI. Some of MCI’s enterprise customers use the ActivationNow® platform to place orders with MCI through graphical user and gateway interfaces. MCI receives these orders from their customers and provisions these orders themselves; the Company is not involved in the processing of these orders. The Company classifies this revenue as subscription based revenue and the contractual terms associated with these contracts are a flat monthly rate for a specified time period. The Company records revenues on a straight line basis over the life of the contract.
58.	You disclose that you provided professional and consulting services and that these services are accounted for separately. Please tell us and revise your disclosure to describe the types of professional and consulting services you provide. As part of your

April 14, 2006
response please tell us how you have determined that these services met the criteria for separation derived in paragraph 9 of EITF 00-21.

RESPONSE TO COMMENT 58:
     The Company provides process and workflow consulting services as well as development services and characterizes these offerings as professional services in its financial statements and elsewhere in the Registration Statement. The following is a summary of the nature of these services:
Process and workflow consulting services — Throughout the life cycle of an order, the customer interacts with the Company either manually or systematically, as the Company processes their transactions. The Company has employees that can assist its clients in documenting their existing order processes and workflows, or the Company’s employees can make recommendations for process improvements. If the Company’s clients have existing documentation, there is no reason for the Company’s c ustomers to engage it to provide these services. However, oftentimes the Company finds that the documentation of its client’s order processing flows needs to be supplemented. This type of analysis and documentation can be done by the customer, the Company or another third-party consulting firm as the Company has no obligation to perform these services as part of its transaction service arrangement.

Development services — In some cases, customers may need assistance supplementing the connection from their system to the Company’s system. An example of development services includes assistance with the transmission of orders from client systems to the Company’s systems and the ability for client systems to receive status reports back from the Company’s systems, if desired. These services can be performed by the customer’s own resources, the Company , or any other third-party consulting firm, as the Company has no obligation to perform these services as part of its transaction service arrangement.
     These types of services differ from set-up fees. The Company’s set-up fees are customer specific configurations of the Company’s systems necessary for our customers to process transactions through the Company’s systems.
     Process and workflow consulting services and development services meet the criteria for separation as described in paragraph 9 of EITF 00-21. The following is a discussion of how the Company has evaluated paragraph 9:
     The delivered item has value to the customer on a standalone basis:
     The Company provides application program interface requirements and various guides to connect customer systems with its systems. The customer can utilize the Company’s professional services or use various other vendors or their own staff to complete the process, workflow or development services described above. In some cases, the customer chooses to use the Company’s services rather than use their own resources for a variety of reasons. These services are not a requirement of the Company’s transaction contracts and several customers, such as Level 3, Cablevision, and Vonage, have done this work internally or have used other third-party vendors to do this work on their behalf. The professional fees are therefore considered to have standalone value to the customer as the services can be provided by

April 14, 2006
other vendors. The Company believes these professional services should be treated separately since many consulting service providers, including the customers’ internal resources, can provide these services and there is no proprietary knowledge of the Company’s systems required to perform these services. In addition, the Company’s professional fees are priced independent of the contract at fair value and are not discounted if the customer chooses to process their transactions using the Company’s ActivationNow® platform.
     There is objective and reliable evidence of the fair value of the undelivered item.
     Although the contracts for professional services are negotiated separately and there are separate contractual arrangements for the professional services, the Company understands that the presumption of EITF 00-21 is that separate contracts entered into at or near the same time with the same entity or related parties are assumed to be negotiated as a package and, therefore, should be evaluated as a single agreement. As such, for accounting purposes, the Company considers the undelivered component of these contracts to be the transaction processing service.
     The prices for the Company’s transaction services are consistent whether it provides professional services or not. In addition, based on its other competitors that provide similar transaction processing such as Neustar, Wisor, and Verisign, the Company believes that there is objective reliable evidence of the Company’s undelivered element (i.e. transaction services). In addition, the transaction fees that the Company quotes to its clients are similar in price if the nature of the effort on the Company’s part is similar.
If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor.

Finally, there are no rights of return in the Company’s service contracts.
59.	We note your discussion indicating that the majority of your professional services arrangements are on a time and materials basis. For the periods presented in your filing, clarify for us the extent to which you provided professional services that were not on a time and materials basis. For those arrangements, explain to us how the timing ad amount of revenue recognition was determined. Provide reference to specific authoritative literature that supports your accounting.

RESPONSE TO COMMENT 59:
     For details pertaining to the types of professional services performed by the Company, please refer to the response to comment 58. During 2005, the Company performed a few development services for a particular client. Each contract associated with this service was short-term in nature (generally six weeks in length) for enhancements and increased functionality to their internal systems. The Company’s billing arrangements with this client required the Company to bill for the Company’s services at the completion of each project. The Company received a fixed fee for each project. The revenues associated with these projects represented less than 1% of the Company’s total revenues for 2005. The Company recognizes revenue from

April 14, 2006
each project on a straight-line basis as the services are provided over the estimated term of the contract.
     In the first quarter of 2004, the Company finished a fixed fee six-month study of a client’s internal billing systems, and recognized revenue on a straight line basis over the life of the project (project began in third quarter 2003). This was the only non-time and materials contract for both 2003 and 2004. Revenues associated with that project represented less than 1% of the Company’s total revenues in both 2003 and 2004.
     Since these types of arrangements represent an immaterial percentage of the Company’s total revenues, and the Company has no plans to continue with these types of billing arrangements, the Company did not consider this to be a significant accounting policy that warranted additional disclosures and believe that no further modifications to the Company’s disclosures are necessary.
     Note 7. Capital Structure, page F-16
60.	We note that you have shares of Series A redeemable and Series 1 convertible preferred stock outstanding. Tell us how you evaluated the conversion feature associated with these issuances to determine whether there was an embedded derivative that met the criteria for bifurcation under SFAS 133. Specifically, tell us how you considered the criteria in paragraph 12 of SFAS 133 and the scope exception of paragraph 11(a) of SFAS 133 in your analysis. As part of your response, explain how you have determined whether the preferred stock is more akin to debt or to equity. See paragraph 61(l) of SFAS 133. In addition, provide us with your analysis using the conditions outlined in paragraphs 12-32 of EITF 00-19 regarding whether you meet the scope exception of SFAS 133. In addition, if SFAS 133 does not apply, indicate how you determined that no beneficial conversion feature exists in the instrument. See EITF 98-5 AND 00-27.

RESPONSE TO COMMENT 60:
     In order to determine if the embedded conversion feature associated with the Series A and Series 1 convertible preferred stock should be accounted for separately from the host instruments, the Company first evaluated the criteria under paragraph 12 of SFAS 133 which states that all three of the criteria discussed in paragraph 12 need to be met in order to bifurcated from the host.

April 14, 2006
     In accordance with paragraph 12, if the economic characteristics and risks of the embedded derivative instrument are clearly and closely related to the economic characteristics and risks of the host contract, then the embedded conversion feature should not be bifurcated. In order to determine if the risks are clearly and closely related, the Company referred to the guidance in paragraph 61(l) of SFAS 133, which indicates that typical cumulative fixed-rate convertible preferred stock with a mandatory redemption feature is more akin to debt, while cumulative participating perpetual preferred stock is more akin to an equity instrument.
     Despite the presentation of the Series 1 and Series A shares as mezzanine, the Company believes the Series 1 and Series A preferred shares are more like equity due to the following:
•	Neither Series 1 nor Series A shares have stated interest or dividend rates,

•	Series 1 shares are not entitled to any dividends while Series A shares would participate equally with common stockholders if a dividend were declared,

•	Both Series 1 and Series A shares are entitled to vote on an as converted to common share basis,

•	Series 1 shares are classified in mezzanine due to the deemed change in control criteria specified in EITF Topic D-98 Classification and Measurement of Redeemable Securities. The Series A stockholders’ redemption right expired on November 19, 2005, however the Series A stock continues to be classified in mezzanine due to the deemed change in control criteria specified in EITF Topic D-98.
     The Company does not believe that mezzanine classification of the Series 1 and Series A shares changes the economic characteristics of either instrument to be more like debt than equity.
     Based on these factors, the Company believes that both the Series A redeemable convertible stock and the Series 1 convertible preferred stock are more akin to equity since the changes in the fair value of the preferred shares are closely related to changes in the fair value of the underlying common stock. Since the embedded instruments and the host instruments are clearly and closely related the Company does not have an embedded derivative that needs to be bifurcated. As such, all of the criteria in paragraph 12 is not satisfied, and therefore a further evaluation of the scope exceptions of paragraph 11(a) was not necessary.
     In addition, the Company evaluated whether the Series 1 or the Redeemable Series A contained a beneficial conversion feature. The Series 1 preferred stock was issued in connection with the transfer of assets from Vertek, and therefore, there were no cash proceeds received for the issuance of shares. We used the amount allocated to the Series 1 stockholders of $1.4 million as discussed in Comment #49 as the deemed proceeds received for purposes of applying the guidance in EITF 98-5. This resulted in a conversion value of approximately $0.72 for common

April 14, 2006
stock, which is greater than the fair value of the underlying stock at the measurement date which was deemed to be not greater than $0.29. The Company also performed a similar calculation for the Series A Redeemable Convertible preferred stock and determined that no beneficial conversion features exists in the instrument.
     Note 8. Stock Plan, page F-19
61.	Revise to indicate whether the valuations used to determine the fair value of equity instruments were contemporaneous or retrospective. If the valuation specialist was a related party, indicate that. See the AICPA guide to Valuation of Privately-Held-Company Equity Securities Issued as Compensation, par. 179(b) and (c).

RESPONSE TO COMMENT 61:
     The Company has revised the disclosure to respond to the Staff’s comment.
62.	We note that all options issued prior to 2005 were issued with an exercise price of $0.29 and a grant date fair value of $0.07. For options issued during 2003 and 2004, please tell us the fair value of the underlying common stock on the respective grant dates. Describe the valuation methods you used to determine fair value. Explain why you believe the $0.29 value used is consistent with the price of the preferred stock sold in 2001. Additionally, explain why you believe the use of the same value over all of 2003 and 2004 is consistent with the apparent development of your business over that time. In this regard, it appears that certain of the factors you describe as contributing to the increase in the value of your common stock over 2005 were present during 2003 and 2004.

RESPONSE TO COMMENT 62:
     During 2003 and 2004, the Company was estimating the fair value of its common stock using a method that is similar to the current value method described in the AICPA Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company’s enterprise value during 2003 and 2004 was principally allocated to the preferred stockholders because of the preferred stock liquidation preferences, and little value was allocated to the common stockholders during this period. The Company believed this was an appropriate method to use given the early stage of the Company. Through 2004, the Company set its option pricing policy based on its assumption that the Company’s enterprise value was assumed to be relatively consistent with the 2001 sale of its preferred stock; however, for 2003 and 2004, we believed the fair value of our common stock to be no greater than $0.29 per share. It was the Company’s estimate that its enterprise value was approximately $80 million or less during this time period. Although the Company’s option pricing was based on a consistent post-money valuation of preferred stock sold in 2001, the Company’s enterprise value was most likely affected by market changes in the telecommunications environment through 2004. Specifically, from 2001 to 2004, besides the softening of the telecommunications market which had a negative

April 14, 2006
impact on many of the Company’s customers, one of its largest customers, Worldcom filed for protection under Chapter 11 of the federal bankruptcy laws. As a result of this filing, the Company was forced to reduce its costs and limit the hiring of employees during 2002. During this timeframe, and through 2004, the Company believed its enterprise value probably decreased with the changes in the telecommunications industry; however, the Company continued to issue options at $0.29 as there were no new equity financings that the Company could point to that corroborated that there was a change in its enterprise value. Accordingly, at no point during this time period did we believe the Company’s enterprise value exceeded $80 million. Although the Company’s sales were increasing during 2003 and 2004, the Company was still operating at a loss, and the other factors that led to an increase in the Company’s value of the underlying stock previously discussed in Comment 24 were not present during this time frame.
     Consent
63.	Please file a consent for the use of Ernst & Young LLP’s audit report. See Item 601(b)(23) of Regulation S-K.

RESPONSE TO COMMENT 63:
     The Company will file a consent for the use of Ernst & Young LLP’s audit report.
     Item 15. Recent Sales of Unregistered Securities
64.	Please disclose the basis for your reliance on Section 4(2) of the Securities Act for the applicable sale(s) of unregistered securities. Disclose whether the purchasers were accredited or sophisticated with access to information.

RESPONSE TO COMMENT 64:
     The Company has revised the Registration Statement to delete references to Section 4(2) of the Securities Act, as only Rule 701 was relied upon for the applicable sales of unregistered securities under the 2000 Stock Plan.
Please do not hesitate to contact Marc Dupré at (781) 795-3555 or Angela Clement at (781) 795-3540 if you have any questions or would like additional information regarding this matter.
Very truly yours,
Gunderson Dettmer Stough Villeneuve
Franklin & Hachigian, LLP